SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   535919203
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 16, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  535919203

1     NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     4,421,515

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     4,421,515

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,421,515

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.77%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     4,421,515

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     4,421,515

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,421,515

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.77%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     4,421,515

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     4,421,515

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,421,515

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.77%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
      7,359,605

8     SHARED  VOTING  POWER
      0

9     SOLE  DISPOSITIVE  POWER
      7,359,605

10     SHARED  DISPOSITIVE  POWER
      0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,359,605

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          6.28%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     2,749,372

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     2,749,372

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,749,372

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.35%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     1,040,848

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     1,040,848

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,040,848

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.89%

14     TYPE  OF  REPORTING  PERSON
          PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     11,149,825

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     11,149,825

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,149,825

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.52%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     6,536,231

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     6,536,231

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     6,536,231

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.58%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     6,536,231

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     6,536,231

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     6,536,231

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.58%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     17,686,056

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     17,686,056

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     17,686,056

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          15.10%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     17,686,056

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     17,686,056

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     17,686,056


12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          15.10%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     17,686,056

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     17,686,056

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     17,686,056

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          15.10%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     17,686,056

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     17,686,056

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     17,686,056

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          15.10%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1.     NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     17,686,056

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     17,686,056

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     17,686,056

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          15.10%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1     NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     22,107,571

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     22,107,571

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     22,107,571

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          18.87%

14     TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item  3  of  the  Initial  13D  is  hereby  amended  to  add the following:

     The aggregate purchase price of the 945,139 Shares purchased by the Reporting Persons collectively since their last filing on Schedule 13D was $4,835,030. The source of funding for the purchase of the Shares was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction

     Item  4  of  the  Initial  13D  is  hereby  amended  to  add the following:

     On February 16, 2010, Carl C. Icahn issued a press release, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

     THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR, HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 22,107,571 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned as a result of the ownership of $1,154,000 in aggregate principal amount of 2024 Notes and $429,000 in aggregate principal amount of 2025 Notes), representing approximately 18.87% of the Issuer's outstanding Shares (based upon the sum of (i) 117,836,146 Shares stated to be outstanding as of February 1, 2010 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 9, 2010 for the quarter ended December 31, 2009 and (ii) approximately 130,382 Shares that may be deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act). (1)

(1) See footnote 1 to Item 3 of Amendment No. 11 to Schedule 13D, filed by the Reporting Persons with the SEC on June 5, 2009.

     The first paragraph of Item 5(b) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (b) High River may be deemed to have sole voting power and sole dispositive power with regard to 4,421,515 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Hopper, Barberry and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master may be deemed to have sole voting power and sole dispositive power with regard to 7,359,605 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master II may be deemed to have sole voting power and sole dispositive power with regard to 2,749,372 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master III may be deemed to have sole voting power and sole dispositive power with regard to 1,040,848 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners may be deemed to have sole voting power and sole dispositive power with regard to 6,536,231 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

     Item  5(c)  of  the  Initial  13D  is  hereby amended to add the following:

     The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of
Reporting        Date of                  No. of Shares    Purchase Price
Person           Transaction              Purchased        Per Share (U.S.$)
--------------   ---------------------    -------------    ------------------
High River         February 9, 2010          54,668             $5.1454
High River         February 10, 2010         50,960             $5.0574
High River         February 10, 2010         20,000             $5.0450
High River         February 11, 2010         63,400             $5.1592

Icahn Partners     February 9, 2010         171,616             $5.1454
Icahn Partners     February 10, 2010        112,259             $5.0574
Icahn Partners     February 10, 2010         29,575             $5.0450
Icahn Partners     February 11, 2010         93,749             $5.1592

Icahn Master       February 10, 2010         26,506             $5.0574
Icahn Master       February 10, 2010         33,282             $5.0450
Icahn Master       February 11, 2010        105,507             $5.1592

Icahn Master II    February 9, 2010          41,449             $5.1454
Icahn Master II    February 10, 2010         47,205             $5.0574
Icahn Master II    February 10, 2010         12,436             $5.0450
Icahn Master II    February 11, 2010         39,421             $5.1592

Icahn Master III   February 9, 2010           5,606             $5.1454
Icahn Master III   February 10, 2010         17,870             $5.0574
Icahn Master III   February 10, 2010          4,707             $5.0450
Icahn Master III   February 11, 2010         14,923             $5.1592


Item 7. Material to be Filed as Exhibits

     1.  Press  Release  dated  February  16,  2010

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  16,  2010

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner
     By:  Barberry  Corp.,  sole  member

     By:     /s/  Edward  Mattner
             --------------------
             Name:  Edward  Mattner
             Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC
     By:  Barberry  Corp.,  sole  member

     By:     /s/  Edward  Mattner
             --------------------
             Name:  Edward  Mattner
             Title:  Authorized  Signatory

BARBERRY  CORP.

     By:     /s/  Edward  Mattner
             --------------------
             Name:  Edward  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  CAPITAL  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

IPH  GP  LLC

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:     /s/  Dominick  Ragone
             ---------------------
             Name:  Dominick  Ragone
             Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

By:     /s/  Dominick  Ragone
        ---------------------
        Name:  Dominick  Ragone
        Title:  Chief  Financial  Officer

BECKTON  CORP.

By:     /s/  Edward  E.  Mattner
        ------------------------
        Name:  Edward  E.  Mattner
        Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN


             [Signature Page of Amendment No. 14 to Schedule 13D -
                        Lions Gate Entertainment Corp.]

                                                                       Exhibit 1

                             FOR IMMEDIATE RELEASE

                 ICAHN ANNOUNCES TENDER OFFER FOR COMMON SHARES
                       OF LIONS GATE ENTERTAINMENT CORP.


New York, New York, February 16, 2010
Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that certain of his affiliated entities (the "Icahn Group"), which collectively hold approximately 18.9% of Lions Gate Entertainment Corp.'s outstanding common shares, intend to initiate a tender offer (the "Offer") for up to 13,164,420 common shares of Lions Gate which, together with the common shares they already own, would constitute approximately 29.9% of the outstanding common shares of Lions Gate. The purchase price in the Offer will be USD $6.00 per share in cash. Shareholders will be entitled to elect to receive payment in Canadian dollars.

Among other customary conditions, the Offer will be conditioned on Lions Gate not entering into any material transaction outside of the ordinary course of business (including any acquisition of assets over $100 million, and any issuance of securities other than upon the exercise of currently outstanding options).

Lions Gate has stated that its senior revolving credit facility provides that a change of control, which includes a person or group acquiring ownership or control in excess of 20% of its outstanding common shares, will be an event of default that permits lenders to accelerate the maturity of borrowings thereunder. If such an event of default or acceleration occurs, it will not be a condition allowing the Icahn Group to withdraw the Offer. However, it is our understanding that any such event of default could be avoided through a waiver by the lenders under the senior revolving credit facility or through Lions Gate's prepayment or elimination of the senior revolving credit facility.

Additionally,  the  Offer  will  not  be  subject  to  financing.

The terms and conditions of the Offer will be set forth in an Offer to Purchase, Letter of Transmittal and other related materials to be distributed to holders of the Common Shares and filed with the SEC as exhibits to the Icahn Group's Schedule TO and with the Canadian securities authorities on SEDAR.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR, HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING
(1) WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.